Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(millions of dollars)
Earnings, as defined:
Net income	$1,923	$1,957	$1,615	$1,639	$1,312
Income taxes	529	532	327	450	368
Fixed charges included in the determination of net income, as below	1,094	1,025	899	859	799
Amortization of capitalized interest	21	21	17	15	12
Distributed income of equity method investees	95	74	69	124	175
Less: Equity in earnings of equity method investees	55	58	52	93	68
Total earnings, as defined	$3,607	$3,551	$2,875	$2,994	$2,598

Fixed charges, as defined:
Interest expense	$1,035	$979	$849	$813	$762
Rental interest factor	41	32	28	28	23
Allowance for borrowed funds used during construction	18	14	22	18	14
Fixed charges included in the determination of net income	1,094	1,025	899	859	799
Capitalized interest	107	75	88	55	40
Total fixed charges, as defined	$1,201	$1,100	$987	$914	$839

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	3.00	3.23	2.91	3.28	3.10
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.